UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AtriCure, Inc.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

04963C209

(CUSIP Number)
Michael D. Pinnisi
Hudson Executive Capital LP
570 Lexington Avenue
New York, NY 10022
with a copy to:
Richard M. Brand
Cadwalader, Wickersham & Taft, LLP
200 Liberty Street
New York, NY 10281
(212) 504-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 5, 2018

(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04963C209	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSON Hudson Executive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,882,494
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,882,494
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,882,494
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 4.98%(1)
14	TYPE OF REPORTING PERSON PN, IA

(1)
The percentage calculations herein are based upon an aggregate of 37,812,869 shares of common stock, par value $.001 per share, of AtriCure, Inc. outstanding as of the completion of AtriCure, Inc.’s offering of common stock on or about October 10, 2018, as reported in AtriCure, Inc.’s prospectus supplement filed pursuant to Rule 424(b)(5) on October 5, 2018.

CUSIP No. 04963C209	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSON HEC Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,882,494
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,882,494
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,882,494
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 4.98%(2)
14	TYPE OF REPORTING PERSON OO

(2)
The percentage calculations herein are based upon an aggregate of 37,812,869 shares of common stock, par value $.001 per share, of AtriCure, Inc. outstanding as of the completion of AtriCure, Inc.’s offering of common stock on or about October 10, 2018, as reported in AtriCure, Inc.’s prospectus supplement filed pursuant to Rule 424(b)(5) on October 5, 2018.

CUSIP No. 04963C209	SCHEDULE 13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSON Douglas L. Braunstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,882,494
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,882,494
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,882,494
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 4.98%(3)
14	TYPE OF REPORTING PERSON IN

(3)
The percentage calculations herein are based upon an aggregate of 37,812,869 shares of common stock, par value $.001 per share, of AtriCure, Inc. outstanding as of the completion of AtriCure, Inc.’s offering of common stock on or about October 10, 2018, as reported in AtriCure, Inc.’s prospectus supplement filed pursuant to Rule 424(b)(5) on October 5, 2018.

CUSIP No. 04963C209	SCHEDULE 13D	Page 5 of 7 Pages

This amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the Schedule 13D filed on January 24, 2017 (the “Original Schedule 13D”, as amended and supplemented through the date of this Amendment No. 2, the “Schedule 13D”) by (i) Hudson Executive Capital LP, a Delaware limited partnership (“Hudson Executive”); (ii) HEC Management GP LLC, a Delaware limited liability company (“Management GP”); and (iii) Douglas L. Braunstein, a citizen of the United States of America (together with Hudson Executive and Management GP, the “Reporting Persons”) relating to the common stock, par value $.001 per share (the “Shares”), of AtriCure, Inc., a Delaware corporation (the “Issuer”).
Capitalized terms used but not defined in this Amendment No. 2 shall have the meaning set forth in the Schedule 13D.
Except as specifically amended by this Amendment No. 2, the Schedule 13D is unchanged.
ITEM 1. SECURITY AND ISSUER
The second paragraph of Item 1 of this Schedule 13D is amended and restated in its entirety as follows:
“The Reporting Persons (as defined below) beneficially own an aggregate of 1,882,494 Shares (the “Subject Shares”). The Subject Shares represent approximately 4.98% of the issued and outstanding Shares based on 37,812,869 Shares outstanding as of the completion of the Issuer’s offering of common stock on or about October 10, 2018, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(5) on October 5, 2018.”
ITEM 2. IDENTITY AND BACKGROUND
Item 2(b) of this Schedule 13D is amended and restated in its entirety as follows:
“(b)  The principal business address of the Reporting Persons is c/o Hudson Executive Capital LP, 570 Lexington Avenue, New York, NY 10022.”
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 of this Schedule 13D is amended and restated in its entirety as follows:
“As of the date hereof, the Reporting Persons are deemed to beneficially own the Subject Shares as detailed in Items 1 and 5. The aggregate purchase price for the 1,882,494 Subject Shares is $29,849,123.70.
The source of funding for the transactions pursuant to which the Reporting Persons obtained beneficial ownership of the Shares was derived from the respective capital of the HEC Funds.”
ITEM 4. PURPOSE OF TRANSACTION
Item 4 of this Schedule 13D is amended and supplemented by adding the following information as the final paragraph of Item 4:
“The Issuer filed a prospectus supplement pursuant to Rule 424(b)(5) on October 5, 2018 reporting on a common stock offering of 2,500,000 Shares expected to close on or about October 10, 2018. As a result of this offering and the sale by the Reporting Persons, on behalf of Hudson Executive, of certain Shares for portfolio management purposes, the beneficial ownership of the Reporting Persons fell to below 5% of the outstanding Shares of the Issuer. The trades are set forth in Exhibit 4.”

CUSIP No. 04963C209	SCHEDULE 13D	Page 6 of 7 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5(c) of this Schedule 13D is amended and restated in its entirety as follows:
“(c)  Exhibit 4 filed herewith, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in the Shares that were effected in the past 60 days by the Reporting Persons for the benefit of Mr. Braunstein, Hudson Executive and Management GP. Except as set forth in Exhibit 4, no reportable transactions were effected by any Reporting Person within the last 60 days.”
Item 5(e) of this Schedule 13D is amended and restated in its entirety as follows:
“(e)  The Reporting Persons ceased to be beneficial owners of more than five percent of the Shares on October 5, 2018.”
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Item 7 of the Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibit:
Exhibit 4  Schedule of transactions effected during the last 60 days

CUSIP No. 04963C209	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: October 9, 2018
HUDSON EXECUTIVE CAPITAL LP By: HEC Management GP LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

HEC MANAGEMENT GP LLC

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

DOUGLAS L. BRAUNSTEIN

By:	/s/ Douglas L. Braunstein
Douglas L. Braunstein

INDEX TO EXHIBITS
Exhibit                            Description
Exhibit 1 Joint Filing Agreement of the Reporting Persons*
Exhibit 2 Schedule of transactions effected during the last 60 days*
Exhibit 3 Power of attorney dated January 15, 2016 by Douglas L. Braunstein*
Exhibit 4 Schedule of transactions effected during the last 60 days
*Previously Filed